Filed Pursuant to Rule 424(b)(3)

Registration No. 333-236011

PROSPECTUS SUPPLEMENT NO. 12

(to Prospectus dated March 23, 2020)

AdaptHealth Corp.

Primary Offering of

9,601,909 shares of Class A Common Stock
Issuable Upon Exercise of Warrants

Secondary Offering of

75,053,512 shares of Class A Common Stock and
4,333,333 Warrants to Purchase Class A Common Stock

This prospectus supplement supplements the prospectus dated March 23, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-236011). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2020 (the “Current Report”), other than the information included in Item 2.02 and Exhibit 99.1, which was furnished and not filed with the Commission. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to (i) the issuance by us of up to 9,601,909 shares of our Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), which consists of (A) 5,268,576 shares issuable upon the exercise of warrants that were issued in our initial public offering pursuant to the registration statement declared effective on February 15, 2018 (the “public warrants”) and (B) 4,333,333 shares issuable upon the exercise of warrants initially issued to Deerfield/RAB Ventures LLC (our “Sponsor”) in a private placement that occurred simultaneously with our initial public offering (the “private placement warrants” and collectively with the public warrants, the “warrants”), which private placement warrants have been distributed from the Sponsor to its members, and (ii) the offer and sale from time to time in one or more offerings by the selling securityholders identified in the Prospectus of up to 75,053,512 shares of our Class A Common Stock and up to 4,333,333 private placement warrants.

Our Class A Common Stock is listed on the Nasdaq Capital Market (“Nasdaq”) and trades under the symbol “AHCO”. On July 31, 2020, the closing price of our Class A Common Stock was $19.48. Our public warrants were formerly listed on Nasdaq under the symbol “AHCOW” and were suspended from trading on Nasdaq on December 6, 2019 because the public warrants did not satisfy the minimum 300 round lot holder requirement for listing, at which time the warrants became eligible to trade “over-the-counter” under the trading symbol “AHCOW”. A Form 25-NSE with respect to the public warrants was filed by Nasdaq on January 21, 2020, and the formal delisting of the public warrants became effective ten days thereafter. The private placement warrants are not listed on any exchange.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

See the section entitled “Risk Factors” beginning on page 5 of the Prospectus and any similar section contained in any applicable prospectus supplement to read about factors you should consider before buying our securities.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act and are subject to reduced public company reporting requirements. We are also a “smaller reporting company” as defined by Rule 12b-2 of the Exchange Act and are subject to reduced public company reporting requirements. See “Risk Factors.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 4, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

AdaptHealth Corp.
(Exact name of registrant as specified in its charter)

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 4, 2020

Delaware (State or other jurisdiction of incorporation)	001-38399 (Commission File Number)	82-3677704 (IRS Employer Identification No.)
220 West Germantown Pike, Suite 250 Plymouth Meeting, PA (address of principal executive offices) 19462 (zip code) (610) 630-6357 (Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	AHCO	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

The following information is furnished pursuant to Regulation FD.

On August 4, 2020, AdaptHealth Corp. (the “Company”) issued a press release (the “Press Release”) announcing financial results for the three and six months ended June 30, 2020. A copy of the Press Release is furnished herewith as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in this Item 2.02 (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of any general incorporation language in such filing, unless expressly incorporated by reference in such filing.

Item 8.01. Other Events.

On August 4, 2020, the Company also announced the redemption of all of its outstanding warrants to purchase shares of the Company’s Class A Common Stock that were issued under the Warrant Agreement, dated September 13, 2017, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), as part of the units sold in the Company’s initial public offering (the “Public Warrants”). As permitted under the Warrant Agreement and further described in the Press Release, the Company has required that any holders of the Public Warrants that choose to exercise Public Warrants exercise such Public Warrants on a “cashless basis.” On September 2, 2020, all Public Warrants that have not been exercised will be redeemed by the Company at a price of $0.01 per Public Warrant.

A copy of the Notice of Redemption delivered by the Company on August 3, 2020 is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

None of this Current Report on Form 8-K, the Press Release or the Notice of Redemption attached as Exhibit 99.2 hereto constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Item 9.01. Financial Statements and Exhibits.

(d)       Exhibits

99.1	Press Release dated August 4, 2020 announcing the earnings results for the three and six months ended June 30, 2020.
99.2	Notice of Redemption, dated August 3, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: August 4, 2020

AdaptHealth Corp.

By:	/s/ Jason Clemens
Name: Jason Clemens
Title: Chief Financial Officer

Index to exhibits

Introductory Note: Exhibit 99.1 is furnished pursuant to Item 2.02 of Form 8-K and is not to be considered “filed” under the Exchange Act and shall not be incorporated by reference into any of AdaptHealth Corp.’s previous or future filings under the Securities Act or the Exchange Act.

Exhibit No.	Description
99.1	Press Release dated August 4, 2020 announcing the earnings results for the three and six months ended June 30, 2020.
99.2	Notice of Redemption, dated August 3, 2020.

Exhibit 99.1

FOR IMMEDIATE RELEASE

ADAPTHEALTH CORP. ANNOUNCES SECOND QUARTER 2020 FINANCIAL RESULTS

Plymouth Meeting, PA – August 4, 2020 – AdaptHealth Corp. (NASDAQ: AHCO) (“AdaptHealth” or the “Company”), a leading provider of home healthcare equipment, medical supplies to the home and related services in the United States, announced today financial results for the three- and six-month periods ended June 30, 2020.

Highlights

•	AdaptHealth recorded record revenue and profitability during the second quarter of 2020 aided by its ability to supply critically needed equipment and medical supplies to referral partners during the COVID-19 pandemic.
•	On July 1, 2020, the Company closed the acquisitions of Solara Medical Supplies and ActivStyle. These acquisitions bolster the Company’s recurring resupply business and expand AdaptHealth’s presence in the fast-growing continuous glucose monitoring business.
•	In July 2020, the Company completed $1.2 billion of financing transactions, consisting of $134 million in net proceeds from a primary equity issuance, $225 million from a PIPE issuance, $343 million in net proceeds from an unsecured senior note issuance and a $450 million senior bank facility refinancing, resulting in significant liquidity to advance the Company’s strategic priorities. As a result of these transactions, the Company funded the July acquisitions and has significant cash on hand, a debt structure balanced between secured bank debt and unsecured bonds, and a net leverage ratio under 3X EBITDA.

Second Quarter Results

•	Net revenue was $232.1 million, an 87% increase from the second quarter of 2019 and 21% higher than the first quarter of 2020; Patient Care Solutions (PCS), acquired in January 2020, generated net revenue of $33.0 million. The Company also recorded $28.4 million of net revenue to referral partners and healthcare facilities in support of their urgent needs for ventilator and respiratory equipment for COVID-19 patients.
•	Net income attributable to AdaptHealth Corp. was $4.0 million, or $0.08 per diluted share, compared to a net loss of $2.1 million, or $0.10 per diluted share, in the second quarter of 2019.
•	Adjusted EBITDA less Patient Equipment Capex was $30.6 million compared to $18.1 million in the second quarter of 2019. Excluding PCS, which incurred a quarterly loss of $3.6 million, Adjusted EBITDA less Patient Equipment Capex was $34.2 million, an 89% increase compared to the second quarter of 2019.
•	Adjusted EBITDA was $42.6 million compared to $29.5 million in the second quarter of 2019. Excluding PCS, which incurred a quarterly loss of $3.6 million, Adjusted EBITDA was $46.2 million, a 57% increase compared to the second quarter of 2019.

Six Month Results

•	Net revenue was $423.6 million, a 74% increase from the first six months of 2019; PCS generated net revenue of $66.9 million.
•	Net income attributable to AdaptHealth Corp. was $3.9 million, or $0.08 per diluted share, compared to a net loss of $7.9 million, or $0.44 per diluted share, in the first six months of 2019.
•	Adjusted EBITDA less Patient Equipment Capex was $48.1 million compared to $35.0 million in the first half of 2019. Excluding PCS, which incurred a six-month loss of $8.1 million, Adjusted EBITDA less Patient Equipment Capex was $56.2 million, a 60% increase compared to the first half of 2019.
•	Adjusted EBITDA was $73.1 million compared to $57.7 million in the first half of 2019. Excluding PCS, which incurred a six-month loss of $8.1 million, Adjusted EBITDA was $81.2 million, a 41% increase compared to the first half of 2019.

Luke McGee, Chief Executive Officer of AdaptHealth, commented, “Our strong year-to-date 2020 performance reflects the extraordinary hard work, resilience and dedication of our outstanding AdaptHealth team and their support of our patients and healthcare partners. We are continuing to successfully deploy a scalable growth model focused on organic sales, acquisitions, accretive capital deployment, and cash generation. The COVID-19 pandemic has presented unique challenges, but we’ve been able to offset certain headwinds with new business opportunities and growth in other product categories. More specifically, PAP new starts, orthotics and other business lines closely linked to discretionary hospital and long-term care facility discharges were significantly down and our costs were higher in the second quarter of 2020. Offsetting these negative trends, new respiratory starts increased, and our teams successfully focused on our resupply businesses. Additionally, we were able to supply critical products needed to meet the emergency needs of non-traditional and new customers. We generated approximately $28 million of business-to-business (B2B) revenues in the quarter and opened new channels and customers which we expect to have future positive impacts. In the aggregate, the improvements in our resupply business and the B2B revenue growth more than offset the weakness in our traditional businesses. While volumes in several of the impacted products have begun to stabilize since the end of the second quarter of 2020, the Company does not expect volumes in those product categories to return to pre-pandemic levels in 2020.

“PCS, our home medical supplies business, generated net revenue of $33.0 million for the quarter and negative EBITDA of $3.6 million. As previously disclosed, PCS is a turn-around situation and as part of our investment we expect $15 million in one-time restructuring and operational losses in 2020. We are pleased with our progress in addressing and curing various issues at PCS in the first half of the year and continue to believe PCS will be profitable in the fourth quarter of 2020.

“We are very excited about our July 1, 2020 acquisition of Solara Medical Supplies (Solara). Solara is a large national distributor of continuous glucose monitors (CGM) as part of its comprehensive suite of direct-to-patient diabetes supplies. The company maintains relationships with leading national manufacturers and managed care plans and is registered as a pharmacy in all 50 states. Diabetes is among the most costly and pervasive chronic diseases in the United States and the numbers of diagnosed cases continues to increase. We believe we will continue to see rapid adoption of CGM technology which has the potential to provide patients with better outcomes and better quality of life.

“Taken together with our focus on patients with obstructive sleep apnea, our recent acquisitions, which make us a national leader in distribution of CGMs and other diabetes supplies, add to our expanding suite of products and will generate cross selling opportunities due to the co-morbidities. We believe these acquisitions will further our goal to enhance care for our patients with chronic conditions and become a leading provider of connected health solutions for care in the home.”

2020 Outlook Increased

While it is impossible to predict the duration of the COVID-19 crisis or the full impact on the Company’s business, based on current business and market trends (and taking into consideration the recent acquisitions of Solara and ActivStyle on July 1, 2020), the Company is offering financial guidance for fiscal year 2020 of net revenue between $935 million to $983 million, Adjusted EBITDA of $169 million to $178 million, and Adjusted EBITDA less Patient Equipment Capex of $120 million to $127 million. This outlook includes anticipated Adjusted EBITDA losses for PCS. The Company’s previous guidance excluded expected PCS losses of approximately $7 million.

Mr. McGee concluded, “I am very proud of our financial performance so far this this year but even more proud of how our AdaptHealth employees have responded to this unprecedented crisis by supporting our patients and healthcare partners. Our employees on the front line in patient-facing roles have continued to serve with professionalism and courage. I’m also very proud of our company’s role in delivering life-saving equipment to our referral partners. “

Redemption of Public Warrants

The Company also announced today that it will redeem all of its outstanding public warrants (the “Public Warrants”) to purchase shares of the Company’s Class A Common Stock, par value $0.0001 per share (the “Common Stock”), that were issued under the Warrant Agreement , dated February 15, 2018 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), as part of the units sold in the Company’s initial public offering (the “IPO”), for a redemption price of $0.01 per Public Warrant (the “Redemption Price”), that remain outstanding at 5:00 p.m. New York City time on September 2, 2020 (the “Redemption Date”). Warrants to purchase Common Stock that were issued under the Warrant Agreement in a private placement simultaneously with the IPO and still held by the initial holders thereof or their permitted transferees are not subject to this redemption.

Under the terms of the Warrant Agreement, the Company is entitled to redeem all of the outstanding Public Warrants if the last sales price of the Common Stock is at least $18.00 per share on each of twenty trading days within any thirty-day trading period ending on the third trading day prior to the date on which a notice of redemption is given. At the direction of the Company, the Warrant Agent has delivered a notice of redemption to each of the registered holders of the outstanding Public Warrants.

In addition, in accordance with the Warrant Agreement, the Company’s board of directors has elected to require that, upon delivery of the notice of redemption, all Public Warrants are to be exercised only on a “cashless basis.” Accordingly, holders may no longer exercise Public Warrants and receive Common Stock in exchange for payment in cash of the $11.50 per warrant exercise price. Instead, a holder exercising a Public Warrant will be deemed to pay the $11.50 per warrant exercise price by the surrender of 0.6144 of a share of Common Stock (such fraction determined as described below) that such holder would have been entitled to receive upon a cash exercise of a Public Warrant. Accordingly, by virtue of the cashless exercise of the Public Warrants, exercising warrant holders will receive 0.3856 of a share of Common Stock for each Public Warrant surrendered for exercise. Any Public Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, and the holders will have no rights with respect to those Public Warrants, except to receive the Redemption Price (or as otherwise described in the redemption notice for holders who hold their Public Warrants in “street name”).

The number of shares of Common Stock that each exercising warrant holder will receive by virtue of the cashless exercise (instead of paying the $11.50 per Public Warrant cash exercise price) was calculated in accordance with the terms of the Warrant Agreement and is equal to the quotient obtained by dividing (x) the product of the number of shares underlying the Public Warrants held by such warrant holder, multiplied by the difference between $18.7175, the average last sale price of the Common Stock for the ten trading days ending on July 29, 2020, the third trading day prior to the date of the redemption notice (the “Fair Market Value”) and $11.50, by (y) the Fair Market Value. If any holder of Public Warrants would, after taking into account all of such holder’s Public Warrants exercised at one time, be entitled to receive a fractional interest in a share of Common Stock, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.

Questions concerning redemption and exercise of the Public Warrants can be directed to Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004, Attention: Compliance Department, telephone number (212) 509-4000.

Conference Call

Management will host a conference at 8:30 am ET today to discuss the results and business activities. Interested parties may participate in the call by dialing:

•	(877) 423-9820 (Domestic) or
•	(201) 493-6749 (International)

Webcast registration: Click Here

Following the live call, a replay will be available for six months on the Company's website, www.adapthealth.com under "Investor Relations."

About AdaptHealth Corp.

AdaptHealth Corp. (“AdaptHealth”) is a leading provider of home healthcare equipment, medical supplies to the home and related services in the United States. AdaptHealth provides a full suite of medical products and solutions designed to help patients manage chronic conditions in the home, adapt to life and thrive. Product and services offerings include (i) sleep therapy equipment, supplies and related services (including CPAP and bi PAP services) to individuals suffering from obstructive sleep apnea, (ii) home medical equipment (HME) to patients discharged from acute care and other facilities, (iii) oxygen and related chronic therapy services in the home, and (iv) other HME medical devices and supplies on behalf of chronically ill patients with diabetes care, wound care, urological, ostomy and nutritional supply needs. The company is proud to partner with an extensive and highly diversified network of referral sources, including acute care hospitals, sleep labs, pulmonologists, skilled nursing facilities, and clinics. AdaptHealth services beneficiaries of Medicare, Medicaid and commercial insurance payors. AdaptHealth services over approximately 1.7 million patients annually in all 50 states through its network of 251 locations in 40 states. Learn more at www.adapthealth.com.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations and the Company’s acquisition pipeline. These statements are based on various assumptions and on the current expectations of AdaptHealth management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company.

These forward-looking statements are subject to a number of risks and uncertainties, including the outcome of judicial and administrative proceedings to which the Company may become a party or governmental investigations to which the Company may become subject that could interrupt or limit the Company’s operations, result in adverse judgments, settlements or fines and create negative publicity; changes in the Company’s clients’ preferences, prospects and the competitive conditions prevailing in the healthcare sector; and the impact of the recent coronavirus (COVID-19) pandemic and the Company’s response to it. A further description of such risks and uncertainties can be found in the Company’s filings with the Securities and Exchange Commission. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company presently knows or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of any of the Company’s securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ADAPTHEALTH CORP.

Condensed Consolidated Balance Sheets (Unaudited)

ADAPTHEALTH CORP.

Condensed Consolidated Statements of Operations (Unaudited)

ADAPTHEALTH CORP.

Condensed Consolidated Statements of Cash Flows (Unaudited)

Non-GAAP Financial Measures

This press release presents AdaptHealth’s EBITDA, Adjusted EBITDA and Adjusted EBITDA less Patient Equipment Capex for the three and six months ended June 30, 2020 and 2019.

AdaptHealth defines EBITDA as net income (loss) attributable to AdaptHealth Corp., plus net income attributable to noncontrolling interests, interest expense (income), income tax expense (benefit), and depreciation.

AdaptHealth defines Adjusted EBITDA as EBITDA (as defined above), plus loss on extinguishment of debt, equity-based compensation expense, transaction costs, severance, and similar items of expense (income).

AdaptHealth defines Adjusted EBITDA less Patient Equipment Capex as Adjusted EBITDA (as defined above) less patient equipment acquired during the period without regard to whether the equipment was purchased or financed through lease transactions.

The following unaudited table presents the reconciliation of net income (loss) attributable to AdaptHealth Corp., to EBITDA, Adjusted EBITDA and Adjusted EBITDA less Patient Equipment Capex for the three and six months ended June 30, 2020 and 2019:

(a)	Represents write offs of deferred financing costs related to refinancing of debt, net of income taxes.
(b)	Represents amortization of equity-based compensation to employees, including expense resulting from accelerated vesting and modification of certain awards incurred in 2019.
(c)	Represents transaction costs related to acquisitions and the 2019 Recapitalization.
(d)	Represents severance costs related to acquisition integration and internal AdaptHealth restructuring and workforce reduction activities.
(e)	The six months ended June 30, 2020 includes (1) $2.9 million of reductions in the fair value of earnout liabilities, (2) a $0.6 million gain in connection with the sale of a cost method investment, offset by (3) a $1.5 million expense associated with the PCS Transition Services Agreement.
(f)	Represents the value of the patient equipment obtained during the respective period without regard to whether the equipment is purchased or financed through lease transactions.

AdaptHealth uses EBITDA, Adjusted EBITDA and Adjusted EBITDA less Patient Equipment Capex, which are financial measures that are not prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, to analyze its financial results and believes that they are useful to investors, as a supplement to U.S. GAAP measures. In addition, AdaptHealth’s ability to incur additional indebtedness and make investments under its existing credit agreement is governed, in part, by its ability to satisfy tests based on a variation of Adjusted EBITDA less Patient Equipment Capex.

AdaptHealth believes Adjusted EBITDA less Patient Equipment Capex is useful to investors in evaluating AdaptHealth’s financial performance. AdaptHealth’s business requires significant investment in equipment purchases to maintain its patient equipment inventory. Some equipment title transfers to patients’ ownership after a prescribed number of fixed monthly payments. Equipment that does not transfer wears out or oftentimes is not recovered after a patient’s use of the equipment terminates. AdaptHealth uses this metric as the profitability measure in its incentive compensation plans that have a profitability component and to evaluate acquisition opportunities, where it is most often used for purposes of contingent consideration arrangements. In addition, AdaptHealth’s debt agreements contain covenants that use a variation of Adjusted EBITDA less Patient Equipment Capex for purposes of determining debt covenant compliance. For purposes of this metric, patient equipment capital expenditure is measured as the value of the patient equipment obtained during the accounting period without regard to whether the equipment is purchased or financed through lease transactions.

EBITDA, Adjusted EBITDA and Adjusted EBITDA less Patient Equipment Capex should not be considered as measures of financial performance under U.S. GAAP, and the items excluded from EBITDA, Adjusted EBITDA and Adjusted EBITDA less Patient Equipment Capex are significant components in understanding and assessing financial performance. Accordingly, these key business metrics have limitations as an analytical tool. They should not be considered as an alternative to net income or any other performance measures derived in accordance with U.S. GAAP or as an alternative to cash flows from operating activities as a measure of AdaptHealth’s liquidity.

Contacts

AdaptHealth Corp.

Jason Clemens

Chief Financial Officer

(484) 301-6599

jclemens@adapthealth.com

Brittany Lett

Vice President, Marketing

(909) 915-4983

blett@adapthealth.com

The Equity Group Inc.

Devin Sullivan

Senior Vice President

(212) 836-9608

dsullivan@equityny.com

Kalle Ahl, CFA

Vice President

(212) 836-9614

kahl@equityny.com

Exhibit 99.2

August 3, 2020

NOTICE OF REDEMPTION OF CERTAIN WARRANTS (CUSIP 00653Q110)

Dear Public Warrant Holder,

AdaptHealth Corp. (the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m. New York City time on September 2, 2020 (the “Redemption Date”), all of the Company’s outstanding warrants (the “Public Warrants”) to purchase shares of the Company’s Class A Common Stock, par value $0.0001 per share (the “Common Stock”), that were issued under the Warrant Agreement, dated February 15, 2018 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), as part of the units sold in the Company’s initial public offering (the “IPO”) for a redemption price of $0.01 per Public Warrant (the “Redemption Price”). Each Public Warrant entitles the holder thereof to purchase one share of Common Stock for a purchase price of $11.50 per share, subject to adjustments. Any Public Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable and their holders will have no rights with respect to those Public Warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Public Warrants in “street name.” Warrants to purchase Common Stock that were issued under the Warrant Agreement in a private placement simultaneously with the IPO and still held by the initial holders thereof or their permitted transferees are not subject to this notice of redemption.

The Public Warrants trade “over-the-counter” under the symbol “AHCOW”. On July 29, 2020, the closing price of the Common Stock was $19.02.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Public Warrant holders to exercise their Public Warrants will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. At 5:00 p.m. New York City time on the Redemption Date and thereafter, holders of unexercised Public Warrants will have no rights with respect to those warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Public Warrants in “street name.” We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Public Warrants. Please note that the act of exercising is VOLUNTARY, meaning that a holder of Public Warrants must instruct its broker to submit its Public Warrants for exercise.

The Company is exercising this right to redeem the Public Warrants pursuant to Section 6 of the Warrant Agreement. Pursuant to Section 6.1 of the Warrant Agreement, the Company has the right to redeem all of the outstanding Public Warrants if the last sales price of the Common Stock equals or exceeds $18.00 per share on each of 20 trading days within any 30-day trading period ending on the third trading day prior to the date on which a notice of redemption is given. The last sales price of the Common Stock has been at least $18.00 per share on each of 20 trading days within the 30-day trading period ending on July 29, 2020 (which is the third trading day prior to the date of this redemption notice).

EXERCISE PROCEDURE

Public Warrant holders have until 5:00 p.m. New York City time on the Redemption Date to exercise their Public Warrants to purchase Common Stock. Each Public Warrant entitles the holder thereof to purchase one share of Common Stock at a cash price of $11.50 per Public Warrant exercised (the “Exercise Price”).

In accordance with Section 3.3.1(b) of the Warrant Agreement, the Company’s board of directors has elected to require that, following delivery of this notice of redemption, all Public Warrants be exercised only on a cashless basis.

As a result of the board of directors having made this election, holders may no longer exercise Public Warrants in exchange for payment in cash of the Exercise Price. Instead, a holder exercising a Public Warrant will be deemed to pay the per warrant Exercise Price by the surrender of 0.6144 of a share of Common Stock that such holder would have been entitled to receive upon a cash exercise of each Public Warrant. Accordingly, by virtue of the cashless exercise of the Public Warrants, exercising warrant holders will receive 0.3856 of a share of Common Stock for each Public Warrant surrendered for exercise.

The number of shares that each exercising warrant holder will receive by virtue of the cashless exercise was calculated in accordance with Section 3.3.1(b) of the Warrant Agreement and will be equal to the quotient obtained by dividing (x) the product of the number of shares underlying the Public Warrants held by such warrant holder, multiplied by the difference between $18.7175, the average last sale price of the Common Stock for the ten trading days ending on July 29, 2020, the third trading day prior to the date of this notice (the “Fair Market Value”) and the Exercise Price, by (y) the Fair Market Value. If any holder of Public Warrants would, after taking into account all of such holder’s Public Warrants exercised at one time, be entitled to receive a fractional interest in a share of Common Stock, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.

Those who hold their Public Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Public Warrants because the process to exercise is voluntary.

Persons who are holders of record of their Public Warrants may exercise their Public Warrants by sending a fully and properly completed “Election to Purchase” (a form of which is attached hereto as Annex A), duly executed and indicating, among of things, the number of Public Warrants being exercised, to the Warrant Agent:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attention: Compliance Department

Telephone: (212) 509-4000

The method of delivery of the Public Warrants is at the option and risk of the holder, but if mail is used, registered mail properly insured is suggested.

The fully and properly completed Election to Purchase must be received by Continental Stock Transfer & Trust Company prior to 5:00 p.m. New York City time on the Redemption Date. Subject to the following paragraph, any failure to deliver a fully and properly completed Election to Purchase before such time will result in such holder’s Public Warrants being redeemed and not exercised.

WARRANTS HELD IN STREET NAME

For holders of Public Warrants who hold their warrants in “street name,” provided that a Notice of Guaranteed Delivery is received by the Warrant Agent prior to 5:00 p.m. New York City time on the Redemption Date, broker-dealers shall have two business days from the Redemption Date, or 5:00 p.m. New York City time on September 4, 2020, to deliver the Public Warrants to the Warrant Agent. Any such Public Warrant received without the Election to Purchase or the Notice of Guaranteed Delivery having been duly executed and fully and properly completed will be deemed to have been delivered for redemption (at $0.01 per Public Warrant), and not for exercise.

REDEMPTION PROCEDURE

Payment of the Redemption Price will be made by the Company upon presentation and surrender of a Public Warrant for payment after 5:00 p.m. New York City time on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their Public Warrants.

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Any questions you may have about redemption and exercising your Public Warrants may be directed to the Warrant Agent at its address and telephone number set forth above.

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Sincerely,

AdaptHealth Corp.

/s/ Christopher J. Joyce
Christopher J. Joyce
General Counsel and Secretary

[Signature page to the Notice of Redemption]

Annex A

ADAPTHEALTH CORP.

Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive shares of Class A Common Stock, par value $0.0001 per share (the “Shares”), of AdaptHealth Corp., a Delaware corporation (the “Company”), and herewith tenders payment for such Shares to the order of the Company in accordance with the terms hereof. The undersigned requests that a certificate for such Shares be registered in the name of ______________________________, whose address is __________________________________ and that such Shares be delivered to ____________________________, whose address is ____________________________________________________________.

The Warrant has been called for redemption by the Company pursuant to Section 6 of the Warrant Agreement and the Company has required cashless exercise pursuant to Section 6.3 of the Warrant Agreement. Accordingly, the number of Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(b) and Section 6.3 of the Warrant Agreement and set forth in the notice of redemption sent to holders in such event.

Number of Warrants submitted for Exercise: _______________________

Delivery of Warrants via DWAC Withdrawal (Cusip # 00653Q110)

Name of Broker: ________________________ DTC Number: __________________

Underlying Shares of Common Stock (Cusip Number: 00653Q110) to be delivered via DWAC: ___________________

[Signature Page Follows]

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Date of Exercise:           , 2020 (Date Notice and warrants are delivered to Warrant Agent)

(Name of Investor)

(Signature of Investor)
Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED).

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